SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
Commission File No.
|X|   Form 10-K    |  |   Form 20-F    |  |   Form 11-K    |  |   Form 10-Q    |  |   Form NSAR

For the period ended: December 31, 2002

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form NSAR

For the transition period ended:

Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	Consumers Financial Corporation 1525 Cedar Cliff Drive Camp Hill, Pennsylvania 17011

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The registrant will be unable to file Form 10-K for the year ended December 31, 2002 because of the time required to restate its prior period financial statements. From the time of the approval of a Plan of Liquidation and Dissolution (the Plan of Liquidation) by the registrant's shareholders in 1998 until August 2002, the registrant prepared its financial statements using a liquidation basis of accounting. On August 28, 2002, CFC Partners, Ltd. acquired a 51.2% interest in the common stock of the registrant throught the issuance of new common shares. In connection with the issuance of these shares, the registrant's board of directors terminated the Plan of Liquidation.

      As a result of the termination of the Plan of Liquidation, effective August 29, 2002, the registrant re-adopted accounting principles applicable to going concern entities. Furthermore, in order to provide comparative financial information, the registrant is restating its liquidation-basis financial statements for prior periods to conform such statements to the current presentation.
Part IV-Other Information
   (1)    Name and telephone number of person to contact in regard to this notification:

R. Fredric Zullinger	717	730-6306

(Name)	(Area Code)	(Telephone Number)

   (2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|X|   Yes   |  |   No
If the answer is no, identify report(s)

   (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|   Yes   |  |   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The registrant expects to report net income of approximately $57,000 (a loss of $.08 per share because of preferred dividend requirements) for the year ended December 31, 2002 compared to a restated net loss of $601,000 ($.39 per share) for 2001. The registrant realized a gain of $242,000 from the sale of its insurance company subsidiary in June 2002 and also collected $255,000 in August 2002 in settlement of certain litigation and other disputes. Prior to these settlements, the registrant had not reflected any receivables for such amounts because of the uncertainty as to both the collectibility of any amount in connection with these matters and the amounts which might be received.

      In 2001, the Company incurred $216,000 in expenses related to the settlement of litigation in which it was a defendant.SWIZ12B25_registrant=Consumers Financial Corporation

Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 28, 2003	By:	/s/ Donald J. Hommel Donald J. Hommel President and CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).